SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 20, 2011

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
2100, 222 – 3rd Avenue S.W. Calgary, Alberta T2P 0B4 Canada (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________

DOCUMENTS FILED AS PART OF THIS FORM 6-K

    See the Exhibit Index to this Form 6-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY CORPORATION by its administrator PENGROWTH CORPORATION

Date: September 20, 2011	By:
Name: Christopher G. Webster
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

99.1	PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND PAYABLE OCTOBER 17, 2011